UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SEC File Number:  333-160488
                                                                                                            CUSIP Number:  63654V108

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [  ] Form 20-F  [  ] Form 11-K [  ] Form 10-Q [  ] Form 10-D [  ] Form N-SAR
[  ] Form N-CSR

For Period Ended:  December 31, 2009

[ ]   Transition Report on Form 10-K
[ ]   Transition Report on Form 20-F
[ ]   Transition Report on Form 11-K
[ ]   Transition Report on Form 10-Q
[ ]   Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

National Investment Managers Inc.
Full Name of Registrant

N/A
Former Name if Applicable

485 Metro Place South, Suite 275
Address of Principal Executive Office (Street and Number)

Dublin, Ohio 43017
City, State and Zip Code

PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed period.

National Investment Managers Inc. (the "Company") is a party to (i) a Revolving Line of Credit and Term Loan Agreement, as amended (the "Senior Loan Agreement"), with RBS Citizens Bank (the "Senior Lender") and (ii) a Securities Purchase and Loan Agreement, as amended (the "Subordinated Senior Agreement" and, together with the Senior Loan Agreement, the "Loan Agreements")) with Woodside Capital Partners IV, LLC, Woodside Capital Partners IV QP, LLC, Woodside Capital Partners V, LLC and Woodside Capital Partners V QP, LLC (the "Subordinated Senior Lenders" and,  together with the Senior Lenders, the "Lenders"). The Company is currently in discussions with the Lenders regarding proposed amendments of the Loan Agreements. Until such discussions are completed, the Company will not have sufficient information to complete the consolidated financial statements to be included in its 2009 Form 10-K.

PART IV - OTHER INFORMATION
__________________________________________________________________

(1)  Name and telephone number of person to contact in regard to this notification:

Steven J. Ross	(614)	923-8822
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes   [  ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes   [ X ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

National Investment Managers Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2010	By: /s/ Steven J. Ross Name: Steven J. Ross Title: Chief Executive Officer and Director